FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2005
Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X       Form 40-F
                                ---               ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -------------


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No X
                               ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------------

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

     (A) CEZ Group -- Audited Consolidated Financial Statements in accordance with IFRS as of December 31, 2004.

     (B) CEZ, a. s. -- Unaudited Stand-alone Financial Statements in accordance with IFRS as of March 31, 2005.

(A) CEZ GROUP -- AUDITED CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS AS OF DECEMBER 31, 2004:

GROUP CEZ - CONSOLIDATED INCOME STATEMENT in accordance with IFRS (in CZK Millions):

-----------------------------------------------------------------------------------------
                                                        2002        2003        2004
-----------------------------------------------------------------------------------------
Revenues                                                  55,578      84,816     100,165
Sales of electricity                                      52,938      79,548      92,748
Heat sales and other revenues                              2,640       5,268       7,417

Operating expenses                                        44,355      71,812      81,010
Fuel                                                      12,894      14,307      14,370
Purchased power and related services                       7,328      21,100      26,511
Repairs and maintenance                                    3,847       4,226       4,420
Depreciation and amortization                             11,721      16,961      18,384
Salaries and wages                                         3,854       7,994       9,644
Materials and supplies                                     1,838       3,670       3,769
Other operating expenses                                   2,873       3,554       3,912

Income before other expense/income and                    11,223      13,004      19,155
income taxes

Other expenses/income                                       -573       2,267       1,227
Interest on debt, net of capitalized interest                582       1,714       1,864
Interest on nuclear provisions                             1,532       1,680       1,965
Interest income                                             -149        -319        -329
Foreign exchange rate losses/gains, net                   -3,340      -1,915      -1,766
Gain on sale of subsidiary
Other expenses/income, net                                 1,299       2,170         227
Income from associates                                      -497      -1,063        -734

Income before income taxes                                11,796      10,737      17,928

Income taxes                                               3,375       1,349       3,845

Income after income taxes                                  8,421       9,388      14,083

Minority interests                                                       519       1,024

Net income                                                 8,421       8,869      13,059
-----------------------------------------------------------------------------------------

Note, February 21, 2005: In accordance with IFRIC, a change to the IAS37 standard has been reflected retroactively in the figures for the year ended December 31, 2003. The change consists of the impacts of a changed nuclear reserve estimate being recorded in a different manner, namely as an adjustment to the acquisition cost of the relevant asset (Plant in service). For this reason, Other operating expenses decreased by CZK 3,428 million compared to the originally reported figures. At the same time, the deferred income tax was restated. Also, the cost of depreciation of the increased acquisition price is reported in accordance with the final version of IFRIC 1. In order to increase the informative value of the Income Statement, the creation and the settlement of the provision for long-term financial assets (Account 579 and Account 679, respectively) were transferred from Other operating expenses to Other expenses (income), net.

GROUP CEZ - CONSOLIDATED BALANCE SHEET in accordance with IFRS (in CZK
Millions):

-------------------------------------------------------------------------------------
                                                   31.12.02    31.12.03   31.12.04
-------------------------------------------------------------------------------------
Assets                                               231,465     278,223     280,815

Fixed assets                                         216,204     258,522     258,082

Plant in service                                     242,338     366,594     374,731
Less accumulated provision for depreciation          103,355     149,776     165,878
Net plant in service                                 138,983     216,818     208,853
Nuclear fuel, at amortized cost                        7,931       9,574       7,956
Construction work in progress                         56,513      10,204      10,626
Investment in associates                               5,880      10,999       7,474
Investments and other financial assets, net            5,723       8,642      19,690
Intangible assets, net                                 1,174       1,997       3,294
Deferred tax assets                                                  288         189

Current assets                                        15,261      19,701      22,733

Cash and cash equivalents                              4,225       4,014       7,545
Receivables, net                                       4,040       7,064       8,904
Income tax receivable                                  1,994         103          26
Materials and supplies, net                            2,467       3,242       3,184
Fossil fuel stock                                        618         979         739
Other current assets                                   1,917       4,299       2,335

Shareholders' equity and liabilities                 231,465     278,223     280,815

Shareholders' equity                                 143,675     152,624     163,689

Stated capital                                        59,041      59,152      59,218
Retained earnings and other reserves                  84,634      93,472     104,471

Minority interests                                                 7,893       5,282

Long-term liabilities                                 59,595      64,335      72,823

Long-term debt, net of current portion                35,729      30,965      38,190
Accumulated provision for nuclear
decommissioning and fuel storage                      23,866      28,164      29,441
Other long-term liabilities                                        5,206       5,192

Deferred taxes liability                              12,541      15,863      16,008

Current liabilities                                   15,654      37,508      23,013

Short-term loans                                                   2,320         240
Current portion of long-term debt                      4,235       5,691       3,439
Trade and other payables                               8,934      20,579      12,409
Income tax payable                                       256       3,203       1,021
Accrued liabilities                                    2,229       5,715       5,904
-------------------------------------------------------------------------------------

Note, February 21, 2005: In accordance with IFRIC, a change to the IAS37 standard has been reflected retroactively in the figures for the year ended December 31, 2003. The change consists of the impacts of a changed nuclear reserve estimate being recorded in a different manner, namely as an adjustment to the acquisition cost of the relevant asset (Plant in service - an increase by CZK 3,429 million). Also, the cost of depreciation of the increased acquisition price (and the consequent accumulated depreciation) is reported in accordance with the final version of IFRIC 1. At the same time, the deferred income tax was restated. The adjustment affected the amount of Retained earnings and other reserves.

Note, April 5, 2005 : Beginning with the figures for the year ended December 31, 2003, the "long-term portion" of the connection allowances (REAS) was transferred from Accrued liabilities to Other long-term liabilities.

GROUP CEZ - Consolidated CASH FLOW STATEMENT in accordance with IFRS (in CZK Millions):

                                                                         1-12/2002     1-12/2003     1-12/2004
                                                                -----------------------------------------------
Operating activities:
Income before income taxes                                                  11,796        10,737        17,928
Adjustments to reconcile income before income taxes to
net cash provided by operating activities:
     Depreciation and amortization and asset write-offs                     11,735        16,969        18,522
     Amortization of nuclear fuel                                            2,071         3,484         3,391
     (Gain)/Loss in fixed assets retirements                                  -363          -384        -1,137
     Foreign exchange rate loss (gain)                                      -3,340        -1,915        -1,766
     Interest expense, interest income and dividends income,                   356         1,054         1,308
     net
     Provision for nuclear decommissioning and fuel storage                    641           228           538
     Provisions for doubtful accounts, environmental claims                    -53         1,602        -1,251
     and other adjustments
     Income from associates                                                   -497        -1,063          -734
     Changes in assets and liabilities:                                        125         5,790         3,594
         Receivables                                                          -282         1,137         2,387
         Materials and supplies                                                 44          -152           285
         Fossil fuel stocks                                                     39          -343           240
         Other current assets                                                  334         1,903         1,997
         Trade and other payables                                              353         2,142        -1,836
         Accrued liabilities                                                  -363         1,103           521
Cash generated from operations                                              22,471        36,502        40,393
     Income taxes paid                                                      -3,395           -44        -6,425
     Interest paid, net of interest capitalized                               -434        -1,601        -1,478
     Interest received                                                         149           316           327
     Dividends received                                                        210           587         1,322
Net cash provided by operating activities                                   19,001        35,760        34,139

Investing activities:
Acquisition of subsidiaries, net of cash                                                 -28,374       -18,166
Proceeds from disposal of a subsidiary, net of cash
Additions to property, plant and equipment and other                       -10,419       -23,942       -15,783
non-current assets
Proceeds from sales of fixed assets                                          1,078         9,585         4,760
Change in decommissioning and other restricted funds
Total cash used in investing activities                                     -9,935       -30,930       -29,632

Financing activities:
Proceeds from borrowings                                                     8,446        31,284        15,004
Payments of borrowings                                                     -13,864       -33,736       -10,419
Proceeds from other long-term liabilities                                                    131            96
Payments of other long-term liabilities                                                      -66          -373
Dividends paid to Company's shareholders                                    -1,480        -2,640        -4,724
Dividends paid to minority interests                                                        -227          -117
Acquisition/sale of treasury shares                                             -4           106          -156
Total cash provided by (used in) financing activities                       -6,902        -5,148          -689

Net effect of currency translation in cash                                    -219           -59          -287

Net increase/decrease in cash and cash equivalents                           1,945          -377         3,531
Cash and cash equivalents at beginning of period                             2,280         4,225         4,014
Effect of change in group structure on opening balance
of cash and cash equivalents

Cash and cash equivalents at beginning of period,                            2,280         4,391         4,014
as restated
Cash and cash equivalents at end of period                                   4,225         4,014         7,545

Supplementary cash flow information
Total cash paid for interest                                                 2,562         2,538         2,029

GROUP CEZ - Consolidated STATEMENT OF SHAREHOLDER'S EQUITY in accordance with IFRS (in CZK Millions):

---------------------------------------------------------------------------------------------------------------
                                               Stated      Translation   Fair Value    Retained      Total
                                               Capital     Differences       and       Earnings      Equity
                                                                            Other
                                                                          Reserves

---------------------------------------------------------------------------------------------------------------
December 31, 2001                                 59,050                                   77,676      136,726
Net Income - 2002                                                                           8,421        8,421
Additional paid-in capital                            12                                                    12
Acquisition of treasury shares                      -181                                                  -181
Sale of treasury shares                              160                                       17          177
Dividends declared                                                                         -1,480      -1, 480
December 31, 2002, as previously reported         59,041                                   84,634      143,675
Change in accounting policy - effect of                                                       609          609
change in group structure
January 1, 2003, as restated                      59,041                                   85,243      144,284
Net Income - 2003                                                                           8,869        8,869
Change in fair value of available-for-sale                                      -101                      -101
financial assets recognized in equity
Gain on sale of subsidiary CEPS, net of tax                                                 7,162        7,162
Effect of acquisition of REAS on equity                                                    -5 023       -5 023
Sale of treasury shares                              111                                       -5          106
Dividends declared                                                                         -2,657       -2,657
Returned dividends on treasury shares                                                           4            4
Share options                                                                     21                        21
Share on equity movements of associates                                                       -25          -25
Other movements                                                        1          -1          -16          -16
December 31, 2003                                 59,152               1         -81       93,552      152,624
Net Income - 2004                                                                          13,059       13,059
Change in fair value of available-for-sale                                        55                        55
financial assets recognized in equity
Change in fair value of cash flow hedges                                        -690                      -690
recognized in equity
Cash flow hedges removed from equity                                             621                       621
Gain on sale of subsidiary CEPS, net of tax                                                 2,436        2,436
Effect of acquisition of SKODA PRAHA on                                                       331          331
equity
Acquisition of treasury shares                      -488                                                  -488
Sale of treasury shares                              554                                     -223          331
Dividends declared                                                                         -4,738       -4,738
Share options                                                                    130                       130
Share on equity movements of associates                                                        34           34
Other movements                                                       -3                      -13          -16
December 31, 2004                                 59,218              -2          35      104,438      163,689
---------------------------------------------------------------------------------------------------------------

(B) CEZ, A.S. -- UNAUDITED STAND-ALONE FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS AS OF MARCH 31, 2005:


BALANCE SHEET in accordance with IFRS as of March 31, 2005 (in CZK Millions):

---------------------------------------------------------------------------------------------
                                                           Current year         Prior year
---------------------------------------------------------------------------------------------
    ASSETS                                                       258,879             255,496
---------------------------------------------------------------------------------------------
       Fixed assets                                              244,966             245,108
---------------------------------------------------------------------------------------------
       Property, plant and equipment                             175,818             178,935
---------------------------------------------------------------------------------------------
          Plant in service                                       280,239             280,092
---------------------------------------------------------------------------------------------
          Less accumulated provision for depreciation            121,356             118,224
---------------------------------------------------------------------------------------------
          Net plant in service                                   158,883             161,868
---------------------------------------------------------------------------------------------
          Nuclear fuel, at amortized cost                          7,905               7,909
---------------------------------------------------------------------------------------------
          Construction work in progress                            9,030               9,158
---------------------------------------------------------------------------------------------
       Other non-current assets                                   69,148              66,173
---------------------------------------------------------------------------------------------
          Investments and other financial assets, net             67,919              64,883
---------------------------------------------------------------------------------------------
          Intangible assets, net                                   1,229               1,290
---------------------------------------------------------------------------------------------
       Current assets                                             13,913              10,388
---------------------------------------------------------------------------------------------
          Cash and cash equivalents                                4,626               1,141
---------------------------------------------------------------------------------------------
          Receivables, net                                         5,027               5,368
---------------------------------------------------------------------------------------------
          Income tax receivable                                      533
---------------------------------------------------------------------------------------------
          Materials and supplies, net                              2,549               2,538
---------------------------------------------------------------------------------------------
          Fossil fuel stock                                          671                 705
---------------------------------------------------------------------------------------------
          Other current assets                                       507                 636
---------------------------------------------------------------------------------------------
    EQUITY AND LIABILITIES                                       258,879             255,496
---------------------------------------------------------------------------------------------
       Equity                                                    166,589             162,477
---------------------------------------------------------------------------------------------
          Stated capital                                          58,870              59,218
---------------------------------------------------------------------------------------------
          Retained earnings and other reserves                   107,719             103,259
---------------------------------------------------------------------------------------------
       Long-term liabilities                                      66,750              67,351
---------------------------------------------------------------------------------------------
          Long-term debt, net of current portion                  37,382              38,071
---------------------------------------------------------------------------------------------
          Accumulated provission for nuclear decommissioning      29,368              29,280
          and fuel storage
---------------------------------------------------------------------------------------------
          Other long-term liabilities
---------------------------------------------------------------------------------------------
       Deferred tax liability                                     13,558              11,885
---------------------------------------------------------------------------------------------
       Current liabilities                                        11,982              13,783
---------------------------------------------------------------------------------------------
          Short-term loans
---------------------------------------------------------------------------------------------
          Current portion of long-term debt                        1,844               1,809
---------------------------------------------------------------------------------------------
          Trade and other payables                                 6,880               8,703
---------------------------------------------------------------------------------------------
          Income tax payable                                                             515
---------------------------------------------------------------------------------------------
          Accrued liabilities                                      3,258               2,756
---------------------------------------------------------------------------------------------

INCOME STATEMENT in accordance with IFRS as of March 31, 2005 (in CZK Millions):



----------------------------------------------------------------------------------------
                                           Current period        Prior year period
----------------------------------------------------------------------------------------
Revenues                                                 17,696                  17,045
----------------------------------------------------------------------------------------
      Sales of electricity                               16,906                  16,301
----------------------------------------------------------------------------------------
      Heat sales and other revenues                         790                     744
----------------------------------------------------------------------------------------
Operating expenses                                       10,752                  11,864
----------------------------------------------------------------------------------------
      Fuel                                                3,479                   3,710
----------------------------------------------------------------------------------------
      Purchased power and related services                1,568                   2,318
----------------------------------------------------------------------------------------
      Repair and maintenance                                397                     481
----------------------------------------------------------------------------------------
      Depreciation and amortization                       3,364                   3,409
----------------------------------------------------------------------------------------
      Salaries and wages                                    874                     902
----------------------------------------------------------------------------------------
      Materials and supplies                                369                     381
----------------------------------------------------------------------------------------
      Other operating expenses                              701                     663
----------------------------------------------------------------------------------------
Income before other expense/income and income taxes       6,944                   5,181
----------------------------------------------------------------------------------------
Other expenses/income                                       708                   1,398
----------------------------------------------------------------------------------------
      Interest on debt, net of capitalized interest         440                     410
----------------------------------------------------------------------------------------
      Interest on nuclear provisions                        512                     490
----------------------------------------------------------------------------------------
      Interest income                                       -13                     -11
----------------------------------------------------------------------------------------
      Foreign exchange rate losses/gains, net                -7                     599
----------------------------------------------------------------------------------------
      Other expenses/income, net                           -224                     -90
----------------------------------------------------------------------------------------
Income before income taxes                                6,236                   3,783
----------------------------------------------------------------------------------------
Income taxes                                              1,672                     936
----------------------------------------------------------------------------------------
Net income                                                4,564                   2,847
----------------------------------------------------------------------------------------

CASH FLOW STATEMENT in accordance with IFRS for three-month period ended March 31, 2005 (in CZK Millions):

------------------------------------------------------------------------------------------------------------------
                                                                         Current period       Prior year period
------------------------------------------------------------------------------------------------------------------
Operating activities:
------------------------------------------------------------------------------------------------------------------
    Income before income taxes                                                        6,236                 3,783
------------------------------------------------------------------------------------------------------------------
    Adjustments to reconcile income before
    income taxes to net cash provided by
    operating activities:
------------------------------------------------------------------------------------------------------------------
       Depreciation and amortization and asset write-offs                             3,364                 3,409
------------------------------------------------------------------------------------------------------------------
       Amortization of nuclear fuel                                                     906                   838
------------------------------------------------------------------------------------------------------------------
       Gain/Loss on fixed assets retirements, net                                       -11                   -12
------------------------------------------------------------------------------------------------------------------
       Foreign exchange rate loss/gain, net                                              -7                   599
------------------------------------------------------------------------------------------------------------------
       Interest expense, interest income and dividends                                  427                   398
       income, net
------------------------------------------------------------------------------------------------------------------
       Provision for nuclear decommissioning and                                         38                   118
       fuel storage
------------------------------------------------------------------------------------------------------------------
       Provision for doubtful accounts, environmental                                  -472                   213
       claims and other adjustments
------------------------------------------------------------------------------------------------------------------
    Changes in assets and liabilities:
------------------------------------------------------------------------------------------------------------------
       Receivables                                                                     -394                   383
------------------------------------------------------------------------------------------------------------------
       Materials and supplies                                                           -11                   -23
------------------------------------------------------------------------------------------------------------------
       Fossil fuel stocks                                                                34                   242
------------------------------------------------------------------------------------------------------------------
       Other current assets                                                             134                    10
------------------------------------------------------------------------------------------------------------------
       Trade and other payables                                                      -1,107                -1,948
------------------------------------------------------------------------------------------------------------------
       Accrued liabilities                                                              547                   916
------------------------------------------------------------------------------------------------------------------
Cash generated from operations                                                        9,684                 8,926
------------------------------------------------------------------------------------------------------------------
       Income taxes paid                                                             -1,048                   -17
------------------------------------------------------------------------------------------------------------------
       Interest paid, net of interest capitalized                                      -415                  -484
------------------------------------------------------------------------------------------------------------------
       Interest received                                                                 14                    12
------------------------------------------------------------------------------------------------------------------
       Dividends received
------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                             8,235                 8,437
------------------------------------------------------------------------------------------------------------------
Investing activities:
------------------------------------------------------------------------------------------------------------------
       Acquisition of subsidiaries, net of cash acquired                             -2,344                    -2
------------------------------------------------------------------------------------------------------------------
       Proceeds from dispoasal of subsidiary, net of cash disposed of
------------------------------------------------------------------------------------------------------------------
       Additions to property, plant and equipment and other                          -2,077                -1,340
       non-current assets
------------------------------------------------------------------------------------------------------------------
       Proceeds from sales of fixed assets                                              867                    69
------------------------------------------------------------------------------------------------------------------
       Change in decommissioning and other restricted funds                             -85                   -52
------------------------------------------------------------------------------------------------------------------
Total cash used in investing activities                                              -3,639                -1,325
------------------------------------------------------------------------------------------------------------------
Financing activities:
------------------------------------------------------------------------------------------------------------------
       Proceeds from borrowings                                                                             1,575
------------------------------------------------------------------------------------------------------------------
       Payments of borrowings                                                          -711                -4,278
------------------------------------------------------------------------------------------------------------------
       Proceeds from other long-term liabilities
------------------------------------------------------------------------------------------------------------------
       Payments of other long-term liabilities
------------------------------------------------------------------------------------------------------------------
       Dividends paid                                                                    31                    19
------------------------------------------------------------------------------------------------------------------
       Acquisitions/sale of treasury shares                                            -426                    74
------------------------------------------------------------------------------------------------------------------
Total cash provided by (used in) financing activities                                -1,106                -2,610
------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------
       Net effect of currency translation in cash                                        -5                    31
------------------------------------------------------------------------------------------------------------------
Net increase/decrease in cash and cash equivalents                                    3,485                 4,533
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the beginning of period                                  1,141                   888
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                            4,626                 5,421
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Supplementary cash flow information:
------------------------------------------------------------------------------------------------------------------
Total cash paid for interest                                                            504                   601
------------------------------------------------------------------------------------------------------------------

STATEMENT OF CHANGES IN EQUITY in accordance with IFRS (in CZK Millions):

-----------------------------------------------------------------------------------------------------------------
                                        Stated Capital    Fair Value and      Retained         Total Equity
                                                          Other Reserves      Earnings
-----------------------------------------------------------------------------------------------------------------
December 31, 2003                                 59,152              -30           93,646               152,768
-----------------------------------------------------------------------------------------------------------------
      Net income                                                                     2,847                 2,847
-----------------------------------------------------------------------------------------------------------------
      Sale of treasury shares                         69                                 5                    74
-----------------------------------------------------------------------------------------------------------------
March 31, 2004                                    59,221              -30           96,498               155,689
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

December 31, 2004                                 59,218               80          103,179               162,477
-----------------------------------------------------------------------------------------------------------------

      Net income                                                                     4,564                 4,564
-----------------------------------------------------------------------------------------------------------------
      Acquisition of treasury shares                -679                                                    -679
-----------------------------------------------------------------------------------------------------------------
      Sale of treasury shares                        331                               -79                   252
-----------------------------------------------------------------------------------------------------------------
      Change in fair value of CF hedges recognized in                 -25                                    -25
      equity
-----------------------------------------------------------------------------------------------------------------
March 31, 2005                                    58,870               55          107,664               166,589
-----------------------------------------------------------------------------------------------------------------

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      CEZ, a. s.

                                                ------------------------
                                                      (Registrant)
Date:  May 2, 2005



                                              By:  /s/ Libuse Latalova
                                                 ------------------------
                                                     Libuse Latalova
                                               Head of Finance Administration